  As filed with the Securities and Exchange Commission on September 11, 1998

                                                Registration No. 333-58439
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                              AMENDMENT NO. 2 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               BEA SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

                   Delaware                          77-0394711
(State or other jurisdiction of                   (I.R.S. Employer
 incorporation or organization)                    Identification Number)

                            2315 North First Street
                          San Jose, California  95131
                                 (408) 570-8000
  (Address, including zip code, and telephone number, including area code, of registrar's principal executive offices)

                             William T. Coleman III
                Chairman, President and Chief Executive Officer

                            2315 North First Street
                          San Jose, California  95131
                                 (408) 570-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                           Michael C. Phillips, Esq.
                              Cori M. Allen, Esq.
                            Morrison & Foerster LLP
                               755 Page Mill Road
                          Palo Alto, California 94304
                                 (650) 813-5600

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

===============================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A        +
+ REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + + SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+ OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT       +
+ BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR  +
+ THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THE       +
+ SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + + UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ ANY SUCH STATE.                                                              +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  Subject to Completion, dated September 11, 1998
PROSPECTUS
----------
                                 560,704 Shares

                               BEA Systems, Inc.

                                  COMMON STOCK

  This Prospectus relates to the offer and sale from time to time by the holders of up to 560,704 shares (the "Shares") of Common Stock, par value $.001 per share (the "Common Stock") of the Company. The Shares were issued in connection with a stock purchase agreement, dated as of April 27, 1998 among the Company, the Leader Group, Inc., a Colorado corporation, ("Leader Group") and the former shareholders of the Leader Group (the "Selling Stockholders") (the "Stock Purchase Agreement"). This Prospectus has been prepared in connection with registering the Shares to allow for sales of Shares by the applicable Selling Stockholders to the public in accordance with the terms of the Stock Purchase Agreement.

  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

  The Common Stock is listed on the Nasdaq National Market ("NASDAQ") under the symbol "BEAS." On September 10, 1998, the last sale price of the Common Stock on NASDAQ was $19.688 per share.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  THE SHARES OFFERED HEREBY INVOLVE CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

  The Selling Stockholders from time to time may offer and sell the Shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." Each of the Selling Stockholders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the Shares to be made directly or through agents.

  The Company will not receive any of the proceeds from the sale of Shares by the Selling Stockholders but has agreed to bear certain expenses of registration of the Shares under federal and state securities laws.

  The Selling Stockholders and any agents or broker-dealers that participate with the Selling Stockholders in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Shares may be deemed to be underwriting commissions or discounts under the Securities Act.

          The date of this Prospectus is                        , 1998

  No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus in connection with the offer described in this Prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by the Company or the Selling Securityholders. Neither the delivery of this Prospectus nor any sale made under this Prospectus shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or since the date of any documents incorporated herein by reference. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, or an offer or solicitation in any state to any person to whom it is unlawful to make such offer in such state.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site (http://www.sec.gov) containing reports, proxy and information statements and other information of registrants, including the Company, that file electronically with the Commission. In addition, the Common Stock is listed on the Nasdaq National Market and similar information concerning the Company can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

  The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Shares, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

   a. The Company's Annual Report on Form 10-KSB for the year ended January 31, 1998;

   b. The Company's Amended Quarterly Report on Form 10-Q\A for the quarter ended April 30, 1998;

   c. The Company's Current Reports on Form 8-K dated as of June 30, 1998 and September 10, 1998; and

   d. The description of the Registrant's Common Stock contained in the Company's Registration Statement on Form 8-A (File no. 000-22369).

  Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed to Kevin A. Faulkner, Senior Director-Investor Relations, 2315 North First Street, San Jose 95131, telephone number: (408) 570-8000.

                                  THE COMPANY

  BEA Systems, Inc. ("BEA" or the "Company") is a leading provider of cross-platform middleware solutions for enterprise applications. BEA's products and services enable mission-critical applications to work seamlessly in distributed computing, Internet, and legacy environments. BEA provides transactional, messaging, and distributed object-based software for developing and deploying these enterprise applications. In addition, BEA provides complete enterprise middleware solutions through its partner network, and a full range of services including consulting, training and support. The flagship of the BEA enterprise middleware solution is BEA TUXEDO, a software platform that manages transactions and communications for enterprise-wide applications, enabling organizations to realize the benefits offered by distributed computing environments while preserving the traditional advantages of mainframe-based systems. BEA products provide a middleware software infrastructure that supports thousands of simultaneous users distributed worldwide.

  BEA's products are marketed and sold by the Company's direct sales force through a network of 50 offices in 24 countries worldwide and also indirectly by its distribution partners. BEA's products have been adopted by customers in a wide variety of industries, including telecommunications, banking and finance, manufacturing, retail, technology and transportation. The total number of customers using the Company's products is approximately 1,400 worldwide. These customers include: The AT&T Corp., Bell Communications Research, Inc., The Boeing Company, Deutsche Telekom, Federal Express Corp., Fidelity Investments, The Gap, Inc., McKesson Corp., Motorola, Inc., Nippon Telephone & Telegraph, Norwest Corporation, United Airlines, Inc., U.K. Employment Services, Union Pacific Railroad and Walgreen Co. In addition, the Company partners with independent software vendors ("ISVs") such as PeopleSoft, Inc. and Clarify, Inc. and computer hardware manufacturers such as Hewlett-Packard, IBM and Unisys to sell BEA products to enterprise customers.

  Over the past decade, the information systems of many organizations have been evolving from traditional mainframe systems to distributed computing environments. This evolution has been driven by the benefits offered by distributed computing, including lower incremental technology costs, faster application development and deployment, increased flexibility and improved access to business information. However, the inherent technical and business limitations of distributed computing have generally precluded its use for complex, large-scale, mission-critical applications, such as airline reservations, credit card processing and customer billing and support systems, that enable and support fundamental business processes. These shortcomings include the limited scalability, reliability and interoperability of distributed computing environments. In addition, it has been difficult to integrate distributed computing technologies with existing mission-critical applications, limiting organizations' ability to leverage their substantial investments in legacy systems and existing personnel and skills.

  BEA's products and services enable companies to overcome the limitations of distributed computing for mission-critical applications. The Company's enterprise middleware solutions, featuring time-tested and market-proven BEA TUXEDO technology, provide a middleware platform that addresses the scalability, manageability, platform independence, interoperability, integrity, reliability and security requirements of complex, large-scale, distributed computing in the heterogeneous environments present in most major organizations. The BEA solution allows companies to leverage their substantial investments in legacy systems, significantly extending the useful lives of mainframe and programmer assets while exploiting the benefits offered by distributed computing. The Company also offers solutions that enable customers to quickly develop secure, reliable applications on the Internet that interoperate with new and existing systems.

  The Company's objective is to establish its middleware solutions as the industry standard for developing, deploying and managing distributed mission-critical applications. To this end, BEA intends to enhance its technological leadership by adding new functionality to its products; expand its global distribution facilities to complement its direct sales, services, training and support capabilities; promote the embedding of BEA products into the product offerings of ISVs to accelerate the acceptance of BEA products; leverage strategic partnerships to augment the efforts of its direct sales force; and provide the software and services necessary to conduct safe, reliable enterprise transactions over the Internet.

  From its inception, the Company has made a number of strategic acquisitions. The Company acquired worldwide exclusive rights to TUXEDO from Novell, Inc. ("Novell") in February 1996, acquired Information Management Company ("IMC") and Independence Technologies, Inc. ("ITI"), two leading distributors of TUXEDO, in September 1995 and November 1995, respectively, and acquired a number of other TUXEDO distribution, sales and support organizations between May 1996 and December 1996. In March 1997, the Company acquired exclusive rights to MessageQ,

ObjectBroker and other related products from Digital Equipment Corporation ("Digital"). See Note 4 of Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-KSB. In the quarter ended January 31, 1998, the Company acquired a business unit of Nocom Nordic Communications AB ("Nocom"), and in the quarter ended April 30, 1998, the Company acquired a business unit of Penta Systems Technology, Inc. ("Penta"). In April 1998, the Company acquired the Leader Group, Inc. ("Leader Group"), a Denver-based consulting services firm. Most recently, on June 16, 1998, the Company purchased the TOP END enterprise middleware technology and product family ("TOP END") from NCR Corporation ("NCR"). See "Risk Factors--Past and Future Acquisitions; Risks Associated with TOP END Acquisition."

  The Company was incorporated in Delaware in January 1995 under the name BEA Enterprises, Inc. and changed its name to BEA Systems, Inc. in September 1995. References herein to "BEA" or the "Company" refer to BEA Systems, Inc., its subsidiaries and predecessor entities acquired in previous acquisitions. The Company's headquarters are located at 2315 North First Street, San Jose, California, 95131, and its telephone number is (408) 570-8000.

                                 RECENT EVENTS

ACQUISITION OF TOP END

  On June 16, 1998, the Company completed an Asset Purchase Agreement (the "Asset Purchase Agreement") with NCR under which the Company purchased the TOP END enterprise middleware technology and product family (the "Acquisition") from NCR for approximately $92.4 million in cash. TOP END coordinates and connects end users to the databases they are accessing, often spanning multiple computer networks and hardware in different geographic locations. The Company expects the Acquisition to strengthen the range of open, robust middleware solutions offered by BEA. The Company also believes that the addition of TOP END to BEA's middleware product family will enable the Company to better meet the needs of customers for comprehensive, scalable enterprise middleware solutions.

CONVERTIBLE SUBORDINATED DEBT OFFERING

   On June 12, 1998, the Company completed the sale of $200 million of 4% Convertible Subordinated Notes due June 15, 2005 in an offering to qualified institutional investors (the "Firm Notes"). The Company granted the initial purchasers a 30-day option to purchase an additional $50 million of 4% Convertible Subordinated Notes (the "Option Notes") (the Firm Notes and Option Notes are sometimes herein referred to as the "Notes") to cover overallotments, which option was exercised in full in a transaction completed on July 7, 1998. The net proceeds of the offering by the Company of the Notes have been added to working capital and will be used for general corporate purposes of which approximately $93 million was used to complete the acquisition of TOP END. See "Risk Factors Significant Leverage; Debt Service." On September 9, 1998, the Company filed a Registration Statement on Form S-3 to register the Notes and shares of Common Stock issuable upon conversion thereof.

ACQUISITION OF LEADER GROUP

  In April 1998, BEA acquired the Leader Group, Inc. ("Leader Group"), a Denver-based corporation specializing in consulting services for the development, deployment and delivery of mission-critical distributed object software applications, in a stock-for-stock merger (the "Merger"). In the Merger, BEA issued 560,704 shares of its common stock (the "Shares") in exchange for all of the outstanding stock of Leader Group. Based on the market price of BEA stock at the closing date, the Merger was valued at approximately $14.5 million, and BEA accounted for the Merger using the pooling of interests method.

   The BEA Shares issued in the Merger were issued in a private placement exempt from registration under the Securities Act of 1993, as amended. As a part of the Merger agreement, the Company agreed to file a registration statement to register the BEA Shares issued in the Merger.

                                USE OF PROCEEDS

  The Company will not receive any of the proceeds from the sale of Shares by the Selling Stockholders, but has agreed to bear certain expenses of registration of the Shares under federal and state securities laws. This Registration Statement is intended to satisfy certain of the Company's obligations under the Stock Purchase Agreement entered into with the Leader Group and the Selling Stockholders.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, investors should carefully consider the following risk factors in evaluating an investment in the Common Stock offered hereby. This Prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact are "forward-looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue," or the negative thereof or other comparable terminology. Although the Company believes that the expectations reflected in the forward-looking statements contained herein are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from these projected or assumed in the forward-looking statements. The Company's future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the risk factors set forth below and for the reasons described elsewhere in this Prospectus. All forward-looking statements and reasons why results may differ included in this Prospectus are made as of the date hereof, and the Company assumes no obligation to update any such forward-looking statement or reason why actual results might differ.


LIMITED OPERATING HISTORY; INTEGRATION OF ACQUISITIONS; NO ASSURANCE OF PROFITABILITY

  The Company was incorporated in January 1995 and, accordingly, has a limited operating history upon which an evaluation of the Company and its prospects can be based. Revenues generated by the Company to date have been derived primarily from sales of BEA TUXEDO, a product to which the Company acquired worldwide rights in February 1996, and from fees for related services. Since its inception, the Company has acquired a number of businesses, technologies and products. Prior to the consummation of these acquisitions, the Company had no revenues and limited business activities. Accordingly, the Company is subject to the risks inherent both in the operation of a business with a limited operative history and the integration of a number of separate and independent business operations and there can be no assurance that the Company will be able to address these risks successfully. At July 31, 1998, the Company had an accumulated deficit of approximately $165.3 million. In addition, in connection with certain acquisitions completed prior to July 31, 1998, the Company recorded approximately $234.2 million as intangible assets, approximately $158.7 million of which has already been amortized and approximately $75.5 million of which is expected to be amortized in future periods through the Company's fiscal year ending January 31, 2004. The amount of such intangible assets to be expensed to cost of revenues and general and administrative expense in future periods, for intangible assets acquired prior to July 31, 1998. The amount of such intangible assets to be expensed to cost of revenues, to research and development and to general and administrative expense in future periods, for intangible assets acquired prior to July 31, 1998, is expected to be $26.0 million and $30.8 million in the fiscal years ending January 31, 1999 and 2000, respectively. To the extent the Company makes additional acquisitions of businesses, products and technologies in the future, the Company may report additional, potentially significant, expenses related thereto. To the extent future events result in the impairment of any capitalized intangible assets, amortization expenses may occur sooner than the Company expects. For the foregoing reasons, there can be no assurance that the Company will be profitable in any future period and recent operating results should not be considered indicative of future financial performance.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  The Company expects that it will experience significant fluctuations in future quarterly operating results as a result of many factors, including, among others: the size and timing of customer orders, introduction or enhancement of products by the Company or its competitors, market acceptance of middleware products, the lengthy sales cycle for the Company's products, technological changes in computer systems and environments, the structure and timing of future acquisitions of businesses, products and technologies, including the acquisition of the TOP END enterprise middleware technology and product family from NCR, the impact and duration of deteriorating economic and political conditions in Asia and related declines in Asian currency values, general economic conditions which can affect customers' capital investment levels, the ability of the Company to develop, introduce and market new products on a timely basis, changes in the Company's or its competitors' pricing policies, customer order deferrals in anticipation of future new products and product enhancements, the Company's success in expanding its sales and marketing programs, mix of products and services sold, mix of distribution channels, ability to meet the service requirements of its customers, costs associated with acquisitions, including the acquisition of the TOP END enterprise middleware technology and product family from NCR, the terms and timing of financing activities, loss of key personnel and fluctuations in other foreign currency exchange rates and interpretations of the recently introduced statement of position on software revenue recognition. As a result of all of these factors, the Company believes that quarterly revenues and operating results are difficult to forecast and period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

  A portion of the Company's revenues are derived from large orders as customers deploy BEA products throughout their organizations. As the revenue size of individual license transactions increases, the risk of fluctuation in future quarterly results can also be expected to increase. Any inability of the Company to generate large customer orders, or any delay or loss of such orders in a particular quarter, will have a material adverse effect on the Company's revenues and, more significantly on a percentage basis, its net income or loss in that quarter. Moreover, the Company typically receives and fulfills a majority of its orders within the quarter, with a substantial portion occurring in the last month of a fiscal quarter. As a result, the Company may not learn of revenue shortfalls until late in a fiscal quarter. Additionally, the Company's operating expenses are based in part on its expectations for future revenue and are relatively fixed in the short term. Any revenue shortfall below expectations could have an immediate and significant adverse effect on the results of operations.

  As is common in the software industry, the Company believes that its fourth quarter orders are favorably impacted by a variety of factors including year-end capital purchases by larger corporate customers and sales incentive programs. This increase typically results in first quarter customer orders being lower than orders received in the immediately preceding fourth quarter. The Company anticipates that this seasonal impact is likely to increase as it continues to focus on large corporate accounts.

  Similarly, shortfalls in BEA's revenues and earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of the Company's Common Stock. Moreover, the Company's stock price is subject to the volatility generally associated with software and technology stocks and may also be affected by broader market trends unrelated to the Company's performance.

PAST AND FUTURE ACQUISITIONS; RISKS ASSOCIATED WITH TOP END ACQUISITION

  From its inception in January 1995, the Company has made a number of strategic acquisitions. Integration of acquired companies, divisions and products involves the assimilation of potentially conflicting operations and products, which divert the attention of the Company's management team and may have a material adverse effect on the Company's operating results in future quarters. In addition, in connection with certain of its acquisitions, the Company is required to make certain future payments. Any failure to make such payments or otherwise perform continuing obligations relative to these acquisitions would result in the loss of certain of its rights in the acquired businesses or products and would have a material adverse effect on the Company's business, operating results and financial condition. The Company acquired Leader Group and Penta in the quarter ended April 30, 1998, completed the TOP END acquisition (discussed below) in June 1998 and Entersoft Systems Corporation in July 1998. The Company intends to make additional acquisitions in the future, although there can be no assurance that suitable companies, divisions or products will be available for acquisition. Such acquisitions entail numerous risks, including an inability to successfully assimilate acquired operations and products, an inability to retain key employees of the acquired operations, diversion of management's attention, and difficulties and uncertainties in transitioning the key business relationships from the acquired entity to the Company. In addition, future acquisitions by the Company may result in the issuance of dilutive securities, the assumption or incurrence of debt obligations, large one-time expenses and the acquisition of intangible assets that result in significant future amortization expense. These factors could have a material adverse effect on the Company's business, operating results and financial condition.

  The recently-completed TOP END acquisition is subject to a number of risks that could adversely affect the Company's ability to achieve the anticipated benefits of the TOP END acquisition. These risks may be exacerbated by the fact that the TOP END operations and personnel are located in San Diego, California, where the Company did not previously have any material operations. The need to focus management's attention on establishing relationships with, and procedures for communicating with, TOP END employees may reduce the ability of the Company to successfully pursue other opportunities for a period of time. Any departure of key TOP END employees or significant numbers of other TOP END employees could have a material adverse effect on the Company. The Company may face difficulties in retaining TOP END customers, and customers' uncertainties as to the Company's plans and abilities to support both the TOP END products and BEA TUXEDO after the acquisition could adversely affect the Company's ability to retain these customers, which could have a material adverse effect on the Company. The TOP END acquisition resulted in a write-off related to acquired in-process research and development of $38.3 million in the Company's second quarter ended July 31, 1998 and will result in substantial ongoing amortization expenses, which will have a negative impact on the Company's future operating results. See ``Recent Events.''

PRODUCT CONCENTRATION

  The Company currently derives the majority of its license and service revenues from BEA TUXEDO and from related products and services. These products and services are expected to continue to account for the majority of the Company's revenues for the foreseeable future. As a result, factors adversely affecting the pricing of or demand for BEA TUXEDO, such as competition, product performance or technological change, could have a material adverse effect on the Company's business and consolidated results of operations and financial condition.

LENGTHY SALES CYCLE

  The Company's products are typically used to integrate large, sophisticated applications that are critical to a customer's business and the purchase of the Company's products is often part of a customer's implementation of a distributed computing environment. Customers evaluating the Company's software products face complex decisions regarding alternative approaches to the integration of enterprise applications, competitive product offerings, rapidly changing software technologies and limited internal resources due to other information systems requirements. For these and other reasons, the sales cycle for the Company's products is lengthy and is subject to delays or cancellation over which the Company has little or no control. To the extent the revenue size of license transactions increases, customer evaluations and procurement processes are expected to lengthen the overall sales cycle. The Company believes its sales cycles can be affected by general economic conditions which impact customers' capital investment decisions. Any significant change in the Company's sales cycle could have a material adverse effect on the Company's business, results of operations and financial condition.

  Although the Company has a standard license agreement which meets the revenue recognition criteria under current generally accepted accounting principles, the Company must often negotiate and revise terms and conditions of this standard agreement, particularly in larger sales transactions. Negotiation of mutually acceptable language can extend the sales cycle and in certain situations, may require the Company to defer recognition of revenue on the sale. In addition, while the recently issued Statement of Position (SOP) 97-2, Software Revenue Recognition (as amended by SOP 98-4), is not expected to have a material impact on the Company's revenues and earnings, detailed implementation guidance of these standards has not yet been issued. Once issued, such guidance could lead to unanticipated changes in the Company's current revenue recognition practices and have an adverse impact on revenues and earnings. In the event that implementation guidance is different, the Company believes that it can adapt its current business practice to comply with this guidance; however, there can be no assurances that this will be the case.

COMPETITION

  The market for middleware software and related services is highly competitive. The Company's competitors are diverse and offer a variety of solutions directed at various segments of the middleware software marketplace. These competitors include system and database vendors such as IBM and database vendors such as Oracle, which offer their own middleware functionality for use with their proprietary systems. Microsoft has released a product that includes certain middleware functionality and has demonstrated and announced that it intends to include this functionality in future versions of its

Windows NT operating system. In addition, there are companies offering and developing middleware and integration software products and related services that directly compete with products offered by the Company. Further, the software development tool vendors typically emphasize the broad versatility of their toolsets and, in some cases, offer complementary middleware software that supports these tools and performs messaging and other basic middleware functions. Last, internal development groups within prospective customers' organizations may develop software and hardware systems that may substitute for those offered by the Company. A number of the Company's competitors and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition and a larger installed base of customers than the Company.

  The Company's principal competitors currently include hardware vendors who bundle their own middleware software products with their computer systems and database vendors that advocate client/server networks driven by the database server. IBM is the primary hardware vendor who offers a line of middleware and database solutions for its customers. The bundling of middleware functionality in IBM proprietary hardware and database systems requires the Company to compete with IBM in its installed base, where IBM has certain inherent advantages due to its significantly greater financial, technical, marketing and other resources, greater name recognition and the integration of its enterprise middleware functionality with its proprietary hardware and database systems. The Company needs to differentiate its products based on functionality, interoperability with non-IBM systems, performance and reliability and establish its products as more effective solutions to customers' needs. Oracle is the primary relational database vendor offering products that are intended to serve as alternatives to the Company's enterprise middleware solutions. There can be no assurance that the Company will compete successfully with hardware, database, or other vendors, or that the products offered by such vendors will not achieve greater market acceptance than the Company's products.

  Microsoft has demonstrated certain middleware functionality and announced that it intends to include this functionality in future versions of its Windows NT operating system. Microsoft has also introduced a product that includes certain middleware functionality. The bundling of middleware functionality in Windows NT will require the Company to compete with Microsoft in the Windows NT marketplace, where Microsoft will have certain inherent advantages due to its significantly greater financial, technical, marketing and other resources, greater name recognition, its substantial installed base and the integration of its middleware functionality with Windows NT. If Microsoft successfully incorporates middleware software products into Windows NT or separately offers middleware applications, the Company will need to differentiate its products based on functionality, interoperability with non-Microsoft platforms, performance and reliability and establish its products as more effective solutions to customers' needs. There can be no assurance that the Company will be able to successfully differentiate its products from those offered by Microsoft, or that Microsoft's entry into the middleware market will not materially adversely affect the Company's business, operating results and financial condition.

  In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of the Company's current and prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could materially adversely affect the Company's ability to sell additional software licenses and maintenance, consulting and support services on terms favorable to the Company. Further, competitive pressures could require the Company to reduce the price of its products and related services, which could materially adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors and the failure to do so would have a material adverse effect upon the Company's business, operating results and financial condition.

INTERNATIONAL OPERATIONS

  International revenues accounted for 42 percent and 44 percent of consolidated revenues in the quarter ended July 31, 1998 and the quarter ended July 31, 1997, respectively. The Company sells its products and services through a network of branches and subsidiaries located in 24 countries worldwide. In addition, the Company also markets through distributors in Europe and the Asia/Pacific region. Management believes that its success depends upon continued expansion of its international operations. The Company's international business is subject to a number of risks, including unexpected changes in regulatory practices and tariffs, greater difficulties in staffing and managing foreign operations, longer collection cycles, seasonality, potential changes in tax laws, greater difficulty in protecting intellectual property and the impact of fluctuating exchange rates between the US dollar and foreign currencies in markets where BEA does business, in particular the French franc, the German mark, the British pound, the Japanese yen, the Australian dollar and the Korean won. The Company's international revenues may also be impacted by general economic and political conditions in these foreign markets. Since the late summer of 1997, a number of Pacific Rim countries have experienced economic, banking and currency difficulties that have led to economic downturns in those countries. Among other things, the decline in value of Asian currencies, together with difficulties obtaining credit, has resulted in a decline in the purchasing power of the Company's Asian customers, which in turn has resulted in the delay of orders for the Company's products from certain Asian customers and is likely to result in further delays and, possibly the cancellation, of such orders. As a result of such delays, the Company's revenues from Asia for the quarter ended July 31, 1998 comprised a lower percentage of total revenues than the Company has historically experienced. The Company anticipates that its financial results will continue to be adversely impacted by the weak Asian economic conditions. The extent of the future impact of these conditions is difficult to predict. There can be no assurances that these factors and other factors will not have a material adverse effect on the Company's future international revenues and consequently on the Company's business and consolidated financial condition and results of operations.

MANAGEMENT OF GROWTH

  The Company currently is continuing to experience a period of rapid and substantial growth that has placed, and is expected to continue to place, a strain on the Company's administrative and operational infrastructure. The number of Company employees has increased from 120 employees in three offices in the United States at January 31, 1996 to approximately 1,100 employees in 51 offices in 24 countries at July 31, 1998. The Company's ability to manage its staff and growth effectively will require continued improvement in its operational, financial and management controls, reporting systems and procedures. In this regard, the Company is currently updating its management information systems to integrate financial and other reporting among the Company's multiple domestic and foreign offices. In addition, the Company intends to continue to increase its staff worldwide and to continue to improve financial reporting and controls for the Company's global operations. There can be no assurance that the Company will be able to successfully implement improvements to its management information and control systems in an efficient or timely manner or that, during the course of this implementation, deficiencies in existing systems and controls will be discovered. If management of the Company is unable to manage growth effectively, the Company's business, results of operations and financial condition will be materially adversely affected.


DEPENDENCE ON GROWTH OF MARKET FOR MIDDLEWARE

  The middleware market, in which the Company conducts its business, is emerging and is characterized by continuing technological developments, evolving industry standards and changing customer requirements. BEA's success is dependent in large part on the Company's middleware software products' achieving market acceptance by large customers with substantial legacy mainframe systems. The Company's future financial performance will depend in large part on continued growth in the number of companies extending their mainframe-based, mission-critical applications to an enterprise-wide distributed computing environment through the use of middleware technology. There can be no assurance that the market for middleware technology and related services will continue to grow. If the middleware market fails to grow or grows more slowly than the Company currently anticipates, or if the Company experiences increased competition in this market, the Company's business, results of operations and financial condition will be adversely affected.

DEPENDENCE ON KEY PERSONNEL AND NEED TO HIRE ADDITIONAL PERSONNEL

  The Company believes its future success will depend upon its ability to attract and retain highly skilled personnel including the Company's founders, Messrs. William T. Coleman III, Edward W. Scott, Jr., Alfred S. Chuang and key members of management. Competition for such personnel is intense and there can be no assurance that the Company will be able to retain its key employees or that it will be successful in attracting, assimilating and retaining them in the future. As the Company seeks to expand its global organization, the hiring of qualified sales, technical and support personnel will be difficult due to the limited number of qualified professionals. Failure to attract, assimilate and retain key personnel would have a material adverse effect on the Company's business, results of operations and financial condition.

EXPANDING DISTRIBUTION CHANNELS AND RELIANCE ON THIRD PARTIES

  To date, the Company has sold its products principally through its direct sales force, as well as through indirect sales channels, such as ISVs, hardware OEMs, systems integrators, independent consultants and distributors. The Company's ability to achieve significant revenue growth in the future will depend in large part on its success in expanding its direct sales force and in further establishing and maintaining relationships with distributors, ISVs and OEMs. In particular, a significant element of the Company's strategy is to embed its technology in products offered by the Company's ISV customers. The Company intends to seek distribution arrangements with other ISVs to embed the Company's technology in their products and expects that these arrangements will account for a significant portion of the Company's revenues in future periods. There can be no assurance that the Company will be able to successfully expand its direct sales force or other distribution channels, secure license agreements with additional ISVs on commercially reasonable terms or at all, or otherwise further develop its relationships with distributors and ISVs, or that any such expansion or additional license agreements would result in an increase in revenues. Although the Company believes that its investments in the expansion of its direct sales force and in the establishment of other distribution channels through third parties ultimately will improve the Company's operating results, to the extent that such investments are made and revenues do not correspondingly increase, the Company's business, results of operations and financial condition will be materially and adversely affected.

  The Company relies on informal relationships with a number of consulting and systems integration firms to enhance its sales, support, service and marketing efforts, particularly with respect to implementation and support of its products as well as lead generation and assistance in the sale process. The Company will need to expand its relationships with third parties in order to support license revenue growth. Many such firms have similar, and often more established, relationships with the Company's principal competitors. There can be no assurance that these and other third parties will provide the level and quality of service required to meet the needs of the Company's customers, that the Company will be able to maintain an effective, long term relationship with such third parties, or that such third parties will continue to meet the needs of the Company's customers.

RAPID TECHNOLOGY CHANGE; DEPENDENCE ON NEW PRODUCTS AND PRODUCT ENHANCEMENTS


  The market for the Company's products is highly fragmented, competitive with alternative computing architectures and characterized by continuing technological development, evolving industry standards and changing customer requirements. The introduction of products embodying new technologies, the emergence of new industry standards or changes in customer requirements could render the Company's existing products obsolete and unmarketable. As a result, the Company's success depends upon its ability to enhance existing products, respond to changing customer requirements and develop and introduce in a timely manner new products that keep pace with technological developments and emerging industry standards. There can be no assurance that the Company's products will adequately address the changing needs of the marketplace or that the Company will be successful in developing and marketing enhancements to its existing products or products incorporating new technology on a timely basis. Failure to develop and introduce new products, or enhancements to existing products, in a timely manner in response to changing market conditions or customer requirements, will materially and adversely affect the Company's business, results of operations and financial condition.

RISK OF SOFTWARE DEFECTS

  The software products offered by the Company are internally complex and, despite extensive testing and quality control, may contain errors or defects, especially when first introduced. Such defects or errors could result in corrective releases for the Company's software products, damage to the Company's reputation, loss of revenue, product returns or order cancellations, or lack of market acceptance of its products, any of which could have a material and adverse effect on the Company's business, results of operations and financial condition.

  The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be effective as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. Although the Company has not experienced any product liability claims to date, the sale and support of its products may entail the risk of such claims, which could be substantial in light of the use of such products in mission-critical applications. A successful product liability claim brought against the Company could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON PROPRIETARY TECHNOLOGY; RISK OF INFRINGEMENT

  The Company's success depends upon its proprietary technology. The Company relies on a combination of patent, copyright, trademark and trade secret rights, confidentiality procedures and licensing arrangements to establish and protect its proprietary rights. No assurance can be given that competitors will not successfully challenge the validity or scope of the Company's patents or that such patents will provide a competitive advantage to the Company.

  As part of its confidentiality procedures, the Company generally enters into non-disclosure agreements with its employees, distributors and corporate partners and into license agreements with respect to its software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization, or to develop similar technology independently. In particular, the Company has, in the past, provided certain hardware OEMs with access to its source code and any unauthorized publication or proliferation of this source code could materially adversely affect the Company's business, operating results and financial condition. Policing unauthorized use of the Company's products is difficult, and although the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. Effective protection of intellectual property rights is unavailable or limited in certain foreign countries. There can be no assurance that the Company's protection of its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology, duplicate the Company's products or design around any patents issued to the Company or other intellectual property rights of the Company.

  The Company does not believe that any of its products infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim such infringement by the Company with respect to current or future products. Any such claims, with or without merit, could result in costly litigation that could absorb significant management time, which could have a material adverse effect on the Company's business, operating results and financial condition. Such claims might require the Company to enter into royalty or license agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition.

CONTROL BY MANAGEMENT AND CURRENT STOCKHOLDERS

  As of July 31, 1998, the Company's officers and directors and their affiliates, in the aggregate, had voting control over approximately 62 percent of the Company's voting Common Stock. In particular, Warburg, Pincus Ventures, L.P. ("Warburg") had voting control over approximately 49 percent of the Company's voting Common Stock and beneficially owned approximately 63 percent of the Company's Common Stock (which includes the non-voting Class B Common Stock owned by Warburg). As a result, these stockholders will be able to control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The voting power of Warburg combined with the Company's officers and directors under certain circumstances could have the effect of delaying or preventing a change in control of the Company.

SIGNIFICANT LEVERAGE; DEBT SERVICE

  In connection with the sale of 4% Convertible Subordinated Notes, the Company incurred $250 million in long-term indebtedness. As a result of this indebtedness, the Company's principal and interest payment obligations will increase substantially. The degree to which the Company will be leveraged could materially and adversely affect the Company's ability to obtain financing for working capital, acquisitions or other purposes and could make it more vulnerable to industry downturns and competitive pressures. The Company's ability to meet its debt service obligations will be dependent upon the Company's future performance, which will be subject to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

  The Company will require substantial amounts of cash to fund scheduled payments of interest on the Notes, payment of the principal amount of the Notes, payment of principal and interest on the Company's other indebtedness, future capital expenditures and any increased working capital requirements. If the Company is unable to meet its cash requirements out of cash flow from operations, there can be no assurance that it will be able to obtain alternative financing. In the absence of such financing, the Company's ability to respond to changing business and economic conditions, to make future acquisitions, to absorb adverse operating results or to fund capital expenditures or increased working capital requirements may be adversely affected. If the Company does not generate sufficient increases in cash flow from operations to repay the Notes at maturity, it could attempt to refinance the Notes; however, no assurance can be given that such a refinancing would be available on terms acceptable to the Company, if at all. Any failure by the Company to satisfy its obligations with respect to the Notes at maturity (with respect to payments of principal) or prior thereto (with respect to payments of interest or required repurchases) would constitute a default under the indenture entered into in connection with the issuance of the Note and could cause a default under agreements governing other indebtedness, if any, of the Company.

                          DESCRIPTION OF CAPITAL STOCK

  The Company is authorized to issue up to 120,000,000 shares, $0.001 par value, divided into two classes designated "Common Stock" and "Preferred Stock." Of such shares authorized, 5,000,000 are designated as Preferred Stock and 115,000,000 shares are designated as Common Stock, of which 35,000,000 shares are designated Class B Common Stock.


COMMON STOCK

  As of September 9, 1998, there were 44,035,740 shares of Common Stock outstanding that were held of record by approximately 270 stockholders.

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The Company does not have cumulative voting rights in the election of directors, and accordingly, holders of a majority of the shares voting are able to elect all of the directors. Subject to preferences that may be granted to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor as well as any distributions to the stockholders. See "Price Range of Common Stock and Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets of the Company remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of Common Stock have no preemptive or other subscription of conversion rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

CLASS B COMMON STOCK

  As of September 9, 1998, there were 23,323,554 shares of Class B Common Stock outstanding, all of which shares were held by Warburg. The Class B Common Stock has the same rights, preferences, privileges and restrictions as the Common Stock, except that the Class B Common Stock is convertible into Common Stock, has no voting rights (except as required by Delaware law) and has no right to vote for the election of directors. The shares of Class B Common Stock are, upon any transfer of such shares by Warburg, convertible into a like number of shares of Common Stock, subject to adjustment upon certain events with respect to the Common Stock. The shares of Class B Common Stock are also convertible at the option of Warburg into Common Stock, so long as such conversion results in Warburg holding equal to or less than 49% of the Company's outstanding voting securities.

PREFERRED STOCK

  Pursuant to the Company's Certificate of Incorporation, the Board of Directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Common Stock, without any further vote or action by stockholders. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock after consummation of the offering.

REGISTRATION RIGHTS

  Pursuant to an investor rights agreement (the "Founders Registration Rights Agreement") entered into in September 1995 between the Company and holders (the "Founding Holders") of a total of approximately 47,512,087 shares of the Company's Common Stock and Class B Common Stock as of June 24, 1998, including William T. Coleman III, Alfred S. Chuang, Edward W. Scott, Jr., and Warburg, the Founding Holders are entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933, as amended (the "Securities Act"). If the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of other security holders, the Company is required to notify such Founding Holders and to use its best efforts to effect the registration, and such Founding Holders are entitled to include at the Company's expense their Registrable Securities (as such term is defined in the Founders Registration Rights Agreement) in such registration, subject to certain conditions and limitations. In addition, Founding Holders may also require the Company to file a registration statement under the Securities Act at the Company's expense with respect to their shares, and the Company is required to use its diligent reasonable efforts to effect such registration. Further, Founding Holders may require the Company to file registration statements on Form S-3 at the Company's expense, when such form is available for use by the Company. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and the right of the Company not to effect a requested registration within six months following a registered offering of the Company's securities. In addition, the Founding Holders have waived their rights to include their Registrable Securities in the Registration Statement, and have agreed not to exercise their rights to require the Company to file a registration statement with respect to their Registrable Securities until September 6, 1998.

  The Company has also entered into a registration rights agreement with the initial purchasers of the Notes (the "Noteholders Registration Rights Agreement") pursuant to which the Company, for the benefit of the holders of the Notes and the shares of Common Stock issuable upon conversion thereof (together, the "Noteholders Securities"), (i) filed with the Securities and Exchange Commission (the "Commission"), on September 9, 1998, a registration statement (the "Noteholders Shelf Registration Statement") covering resales of the Noteholders Securities, (ii) will use all reasonable efforts to cause the Noteholders Shelf Registration Statement to be declared effective under the Securities Act on or before December 5, 1998 (subject to the right of the Company to postpone having the Noteholders Shelf Registration Statement declared effective for an additional 90 days in certain limited circumstances) and (iii) will use all reasonable efforts to keep effective the Noteholders Shelf Registration Statement until two years after the date it is declared effective or, if earlier, until there are no outstanding Noteholders Securities (the "Effectiveness Period"). The Company will be permitted to suspend the use of the prospectus which is part of the Noteholders Shelf Registration Statement in connection with the sales of Noteholders Securities during certain periods of time under certain circumstances relating to pending corporate developments, public filings with the Commission and other events. The Company may also, upon written notice to all the noteholders, postpone having the Noteholders Shelf Registration Statement declared effective as required by the Noteholders Registration Rights Agreement for a reasonable period not to exceed 90 days if the Company possesses material non-public information the disclosure of which would have a material adverse effect on the Company and its subsidiaries taken as a whole.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE COMPANY'S CHARTER AND BYLAWS

  The Certificate of Incorporation of the Company provides for the Board of Directors to be divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders of the Company, with the other classes continuing for the remainder of their respective three-year terms. Stockholders have no cumulative voting rights, and the Company's stockholders representing a majority of the shares of Common Stock outstanding are able to elect all of the directors. The Company's Bylaws also provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing; the Bylaws provide that only the Company's Chief Executive Officer, the President of the Company and the Board of Directors may call a special meeting of stockholders.

  The classification of the Board of Directors and lack of cumulative voting will make it more difficult for the Company's existing stockholders to replace the Board of Directors as well as for another party to obtain control of the Company by replacing the Board of Directors. Since the Board of Directors has the power to retain and discharge officers of the Company, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

  These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company. These provisions are intended to enhance the likelihood of continued stability in the composition of the Board of Directors and in the policies furnished by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company's shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of the Company.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

  The Company is subject to Section 203 or the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

  In general, Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder, (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder, (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder or (v) the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation. In general,
Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person. See "--Anti-Takeover Effects of Provisions of the Company's Charter and Bylaws."

                              SELLING STOCKHOLDERS

  The following table provides the names of and the number of shares of Common Stock beneficially owned by each Selling Stockholder, and the number of shares of Common Stock beneficially owned by each Selling Stockholder upon completion of the offering or offerings pursuant to this Prospectus, assuming each Selling Stockholder offers and sells all of its or his/her respective Shares. Selling Stockholders may, however, offer and sell all, or some or none of their Shares. No Selling Stockholder beneficially owns one percent or greater of the Company's outstanding Common Stock.

                         BENEFICIAL OWNERSHIP                            BENEFICIAL OWNERSHIP
                          PRIOR TO OFFERING                               AFTER THE OFFERING
                          -----------------        NUMBER OF SHARES       ------------------
                           NUMBER OF SHARES            OFFERED             NUMBER OF SHARES
                          -----------------        ----------------       ------------------
Ken Allen                      180,332                 180,332                       0
Mark Campbell                      711                     711                       0
Scott Elder                        717                     717                       0
John Funk                        6,287                   6,287                       0
Laura Ferkel                       107                     107                       0
Bob Hensle                         819                     819                       0
Dave Leichner                    6,645                   6,645                       0
Greg Mally                         676                     676                       0
Tim Ortt                           450                     450                       0
Jeff Peotter                   180,332                 180,332                       0
Jeff Ryan                      180,332                 180,332                       0
Matt Rice                          424                     424                       0
Carolyn Sampson                    798                     798                       0
Jeff Smith                         460                     460                       0
Tim Uttormark                      862                     862                       0
John Graves                        355                     355                       0
Charlie Therit                     397                     397                       0

                              PLAN OF DISTRIBUTION

  This Prospectus relates to the offer and sale from time to time by the holders of up to 560,704 shares of Common Stock. The Shares were issued in connection with a stock purchase agreement, dated as of April 27, 1998 among the Company, Leader Group, and the Selling Stockholders. This Prospectus has been prepared in connection with registering the Shares to allow for sales of Shares by the applicable Selling Stockholders to the public in accordance with the terms of the Stock Purchase Agreement. The Company has registered the Shares for sale pursuant to the terms of the Stock Purchase Agreement, but registration of such Shares does not necessarily mean that any of such Shares will be offered and sold by the holders thereof.

  The Company will not receive any proceeds from the offering by the Selling Stockholders. The Shares may be sold from time to time to purchasers directly by any of the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer the Shares through dealers or agents, who may receive compensation in the form of commissions from the Selling Stockholders and/or the purchasers of Shares for whom they may act as agent. The Selling Stockholders and any dealers or agents that participate in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

  At a time a particular offer of Shares is made, a Prospectus Supplement, if required, will be distributed that will set forth the name and names of any dealers or agents and any commissions and other terms constituting compensation from the Selling Stockholders and any other required information. The Shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

  In order to comply with the securities laws of certain states, if applicable, the Shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the Shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

  The Shares may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such stock as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a Prospectus Supplement; (c) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (d) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (e) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate.

                                    EXPERTS

  The consolidated financial statements of BEA Systems, Inc. included in the Company's Annual Report on Form 10-KSB for the year ended January 31, 1998 and the supplemental consolidated financial statements of BEA Systems, Inc. appearing in BEA's Report on Form 8-K dated September 10, 1998 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock offered pursuant to this Prospectus will be passed upon for the Company by Morrison & Foerster LLP, Palo Alto, California. Certain attorneys at Morrison & Foerster LLP own an aggregate of 34,500 shares of Common Stock of the Company.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other expenses of Issuance and Distribution

  The following table sets forth the estimated fees and expenses payable by the Company in connection with the issuance and distribution of the Common Stock registered hereby. All of such fees and expenses are estimates, except the Securities Act registration fee.

  Securities Act Registration Fee...................................................  $  3,474
  Printing and duplicating fees.....................................................    25,000
  Legal fees and expenses...........................................................    20,000
  Accounting fees and expenses......................................................    12,000
  Miscellaneous expenses............................................................     5,000
                                                                                       -------
   *Total...........................................................................   $65,474
                                                                                       =======

* None of the expenses listed above will be borne by the Selling Stockholders.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


  Under Section 145 of the General Corporate Law of the State of Delaware, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Amended and Restated Bylaws also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

  The Registrant's Amended and Restated Certificate of Incorporation provides that the liability of its directors for monetary damages shall be eliminated to the fullest extend permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its Stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the securities laws or state or federal environmental laws. The Registrant maintains a policy of directors' and officers' liability insurance that insures the Company's directors and officers against the cots of defense, settlement or payment of a judgment under certain circumstances.

  Pursuant to written agreement between the respective Selling Securityholders and the Company, the directors and officers of the Company are indemnified by such Selling Securityholders against certain civil liabilities that they may incur under the Securities Act in connection with this Registration Statement and the related Prospectus.

ITEM 16. EXHIBITS

  4.1 - Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to Registrant's Registration Statement on Form SB-2 (File No. 333-20791))
  4.2 - Bylaws of the Registrant (incorporated by reference to Exhibit 3.3 to Registrant's Registration Statement on Form SB-2 (File No. 333-20791))

 *5.1  -  Opinion of Morrison & Foerster LLP

*10.1  -  Stock Purchase Agreement among BEA Systems, Inc. and Leader Group,
          Inc., Jeffrey D. Peotler, Jeffrey M. Ryan, Kenneth R. Allen and shareholders listed on Schedule I thereto.

 23.1  -  Consent of Ernst & Young LLP, Independent Auditors

*23.2  -  Consent of Morrison & Foerster LLP (included in Exhibit 5.1)

*24.1  -  Power of Attorney (included on signature page hereto)

* Previously filed

ITEM 17.  UNDERTAKINGS


  The undersigned Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high and of the estimated maximum offering price may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that subparagraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of these securities being registered which remain unsold at the termination of the offering.

  The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, when applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned Registrant hereby further undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 of this registration statement, or otherwise (other than insurance), the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California on September 10, 1998.

                                    BEA SYSTEMS, INC.

                                    By:  William T. Coleman III*
                                         ---------------------------
                                         President, Chief Executive Officer
                                         and Chairman of the Board


  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:

Signature                            Title                                                    Date

William T. Coleman III*              President, Chief Executive Officer, Chairman of the      September 10, 1998
-----------------------------------  Board and Director (Principal Executive Officer)
William T. Coleman III

Edward W. Scott, Jr.*                Executive Vice President of Worldwide Field              September 10, 1998
-----------------------------------  Operations, Assistant Secretary and Director
Edward W. Scott, Jr.

/s/ Steve L. Brown                   Executive Vice President, Chief Financial Officer and    September 10, 1998
-----------------------------------  Secretary (Principal Financial and Accounting Officer)
Steve L. Brown

Carol A. Bartz*
-----------------------------------  Director                                                 September 10, 1998
Carol A. Bartz

Cary J. Davis*
-----------------------------------  Director                                                 September 10, 1998
Cary J. Davis

Stewart K.P. Gross*
-----------------------------------  Director                                                 September 10, 1998
Stewart K.P. Gross

William H. Janeway*
-----------------------------------  Director                                                 September 10, 1998
William H. Janeway

Dean O. Morton*
-----------------------------------  Director                                                 September 10, 1998
Dean O. Morton

*By /s/ Steve L. Brown
   ---------------------------------
        Steve L. Brown
        Attorney-in-fact